

Energy Fuels Announces High-Grade Uranium Intercepts at Nichols Ranch ISR Project

Lakewood, Colorado – August 15, 2016

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that it has intercepted several large and high-grade areas of mineralization in the next wellfield expected to go into production at its Nichols Ranch ISR Project ("Nichols Ranch") in Wyoming, USA. On August 1, 2016, the Company began delineation drilling and the installation of the wellfield to be associated with Header House 9 at Nichols Ranch. Currently, four rigs are being utilized to drill pilot holes, ream, case, and complete the injection and recovery wells for this wellfield. Header House 9 is expected to begin producing uranium later in 2016.

To date, a total of 52 holes in this new wellfield have been drilled. Of the 52 holes, 46 have encountered mineralization which is above the grade % x thickness ("GT") cut-off of 0.3. This includes one hole which encountered 5.0 feet of mineralization with an average grade of 2.40% eU_3O_8. In addition, many of the holes have encountered multiple intercepts above the GT cutoff. It is anticipated that a total of 120 wells will be incorporated into Header House 9. The table below contains data for the 10 best holes drilled to date in this wellfield:

Hole Number	Thickness (feet)	Avg. Grade (% eU_3O_8)	GT* (Grade X Thickness)
AZ034	5.0	2.401	12.00
AV030	31.5	0.302	9.51
AY034	28.0	0.224	6.26
AX028	22.0	0.265	5.84
AU029	22.0	0.236	5.19
AV033	27.0	0.186	5.02
AW037	20.0	0.215	4.30
AW034	31.5	0.134	4.22
AZ029B	11.0	0.374	4.11
AZ033	17.0	0.239	4.06

* GT represents grade multiplied by the thickness and is calculated by multiplying eU3O8 grade (in percent) by gamma anomaly thickness (in feet) as determined from down-hole radiometric probing. For example, a drill hole that has 10 feet of 0.10% uranium mineralization has a GT of 1.0 and would be considered a good hole by ISR mining standards.

Stephen P. Antony, President and CEO of Energy Fuels stated: "The drill results we are seeing in the wellfield for Header House 9 at Nichols Ranch are very positive, and the uranium grades and thicknesses are significantly exceeding expectations. Indeed, it is quite rare to encounter mineralization in U.S. ISR projects that have grades above 2.0% U_3O_8 and GT values above 10. Due to the size of the wellfield,

expected number of wells, and the quality of mineralization we are encountering, we expect this to be the largest and most productive portion of the wellfield at Nichols Ranch to date. Overall, the Nichols Ranch deposit continues to deliver results that exceed our original expectations. We look forward to producing uranium from this new wellfield beginning later this year."

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

Stephen P. Antony, P.E., President & CEO of Energy Fuels*, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.*

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; the Companies expectation that Header House 9 will contain 120 wells and goes into production later in 2016; the results of drilling completed to date and the amount of recoverable uranium implied by that drilling; the Company's belief that this will be the largest and most productive wellfield at Nichols Ranch to date; Nichols Ranch continuing to exceed the Company's expectations; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; the Companies expectation that Header House 9 contains 120 wells and goes into production later in 2016; the results of drilling completed to date and the amount of recoverable uranium implied by that drilling; the Company's belief that this will be the largest and most productive wellfield at Nichols Ranch to date; Nichols Ranch continuing to exceed the Company's expectations; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current*

expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com